

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 4, 2010

Via US Mail and Facsimile to (919) 518-2146

David A. Godwin
Chief Financial Officer
Waccamaw Bankshares, Inc.
110 North J.K. Powell Boulevard
Whiteville, N.C. 28472

> **Re:** **Waccamaw Bankshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2009**
> **File No. 001-33046**

Dear Mr. Godwin:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief